KIWIBOX.COM, INC.
330 West 38TH  Street
Suite 1602
New York, New York 10018

October 28, 2010

FILED AS EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:	Staff Comment Letter, dated October 18, 2010
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 000-32485

Dear Ms. Collins:

On behalf of  Kiwibox.Com, Inc. (the “Company”), set forth below are certain responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 18, 2010 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2009 (file no. 000-32485) (the “2009 10-K”), filed by the Company on March 31, 2010. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Evaluation of Disclosure Controls  and Procedures

General

1.
You appear to have open registration statements filed on Forms S-8 and S-3 that may incorporate your Forms 10-K by reference. Please amend to file the auditors consent or tell us why you believe a consent is not required.

We have reviewed all thirteen of the Forms S-8 registration statements filed by the Company during the period commencing with the filing of the Form S-8 on February 6, 1996, through the last Form S-8 filed by the Company with the Commission on February 24, 2003. Please be advised that our review of these registration statements discloses that an auditor’s consent appears to have been filed as an exhibit to each of these Form S-8 registration statements. The Company has not maintained the effectiveness of any of these Form S-8 registration statements since approximately 2004.

Kathleen Collins, Accounting Branch Chief
Page Two
October 28, 2010

We have also reviewed the Form S-3 registration statement filed with the Commission on April 11, 2000, file no. 333-34512. At the time of filing, the Company did not meet the requirements to utilize the Form S-3 registration statement and, therefore, subsequently amended this S-3 registration statement by use of a Form SB-2 registration statement, commencing with the filing of Pre-Effective Amendment No.2, filed with the Commission on August 4, 2000.  On or about August 24, 2000, the Commission issued an order, declaring this registration statement effective. This SB-2 registration statement did not incorporate any of the Company’s reports, including any of its Forms 10-K by reference. The Company chose not maintain the effectiveness of this registration statement and following the initial prospectus filed in conjunction with this registration statement on August 24, 2000, no further prospectuses covering the securities registered thereunder were filed by the Company.

We respectfully submit, therefore, that providing auditor’s consents by filing further amendments to the Company’s Forms S-8 and the Form S-3 registration statements is not required for the reasons set forth above.

Please be advised that the Company shall respond to Comments 2 through 5 contained in the Comment Letter on or before November 5, 2010.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kiwibox.Com, Inc.

By:	/s/ Craig Cody
Craig Cody
Chief Financial Officer